December 17, 2008

Dr. B. Alva Schoomer
Chief Executive Officer
Innocap, Inc.
3113 Madison Drive
Atlanta, GA 30346

> **Re:** **Innocap, Inc.**
> **Amendment 1 to Information Statement on Schedule 14C**
> **Filed November 20, 2008**
> **File No. 000-50612**

Dear Dr. Schoomer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not filed correspondence from the company containing the company's awareness of its obligations under the Securities Exchange Act of 1934 and the representations that followed. We have repeated them for your convenience at the end of this letter.

2. Please include a statement that under your new business model you will at all times conduct your business activities in such a manner so as not to be deemed an investment company or cause you to be subject to regulation under the Investment Company Act of 1940.

Change in Business, page 2

3.   We have reviewed your response to our prior comment 5. Please expand your disclosure to identify and discuss all sections of the Investment Company Act of 1940 that deal with business development companies, specifically Sections 23 and 55-65. Please describe the protections afforded in each section and the specific risks to your shareholders associated with the withdrawal of your election to be regulated as a business development company.

4.   Please disclose the total number of shares outstanding on July 13, 2008.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 if you have questions regarding these comments or on any related matters.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Gary B. Wolff, Esq.
        Via facsimile (212) 644-6498